INVO BIOSCIENCE, INC.

5582 BROADCAST COURT

SARASOTA, FLORIDA 32240

April 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	INVO Bioscience, Inc.
Registration Statement on Form S-3
File No. 333-255096

Ladies and Gentlemen:

INVO Bioscience, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Friday April 16, 2021, or as soon thereafter as practicable.

Very truly yours,

INVO BIOSCIENCE, INC.

By:	/s/ Steven Shum
Steven Shum
Chief Executive Officer